EXHIBIT 99.1

POET Technologies Reports Fourth Quarter 2020 Financial Results

TORONTO, March 30, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today reported its audited consolidated financial results for the fourth quarter and year ended December 31, 2020. The Company’s financial results as well as the Management Discussion and Analysis have been filed on SEDAR. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

Fourth Quarter Financial (non-IFRS) and Recent Business Highlights:

  Signed definitive agreement with Xiamen Sanan Integrated Circuit Co. Ltd (“Sanan IC”) and completed official registration of joint-venture company, Super Photonics Xiamen (“SPX”), to offer a new generation of cost-effective, high-performance optical engines based on the POET Optical Interposer platform;
  Achieved industry-first with flip-chip of Directly Modulated Laser (DML) designs on the Company’s Optical Interposer platform;
  Completed and tested designs for LightBar™, a new line of high-performance remote laser light source products for 400G FR4, 800G and Co-Packaged Optics (CPO) applications in cloud data centers;
  Opened Product Design and Development Center in Shenzhen, China and appointed Dr. Jinyu Mo as Senior Vice President, Asia;
  Appointed semiconductor and optoelectronics industry veteran, Glen Riley, to the Board of Directors;
  Ended the year with cash and cash equivalents of $6.9 million compared to $1.4 million on December 31, 2019, then after quarter-end completed a private placement financing resulting in gross proceeds of $11.8 million;
  Subsequent to December 31, 2020, the Company received $8.4 million from the exercise of stock options and warrants and further reduced its debt by $1.7 million through the conversion of convertible debentures into units of the Company; and
  As of the date of this release, on an unaudited basis, the Company reported it has approximately $23.7 million in cash available to fund operations.

Management Comments

Commenting on the Company’s recent progress, Dr. Suresh Venkatesan said, “The fourth quarter was a pivotal period for our Company, as we successfully achieved significant milestones on the path toward commercialization of new products based on the POET Optical Interposer platform. First, we released our first multi-product wafer (MPW) mask set for production, which was comprised of custom designs for specific applications and customers. Additionally, we completed and tested the designs of our newly launched product line, LightBar, a family of high-performance laser light source products for 400G FR4, 800G and Co-Packaged Optics applications in cloud data centers. We are very excited about the near-term opportunity for these products to serve as a spring-board for supplying products to large cloud-based data center customers that are aggressively seeking solutions with both higher speed and reduced cost.

“As evidence of further progress, in December we achieved an industry first with the successful test of our high-speed DML laser design ‘flip-chipped’ onto POET’s Optical Interposer platform, enabling the world’s lowest-cost and smallest 100G CWDM4 optical engine. This accomplishment is critical to the assembly of a single-chip, fully integrated optical engine that can be produced at wafer-scale in high volume. We also expanded our operations team and facilities in early 2021 with the appointment of Dr. Jinyu Mo as a Senior Vice President of Asia, coupled with the opening of a new product design and development center in Shenzhen, China.”

Dr. Venkatesan further stated, “Looking at the current landscape in early 2021, there have been broadly reported supply chain constraints throughout the semiconductor industry. This environment has introduced challenges related to the reliable and timely sourcing of lasers, which has resulted in delayed production schedules across the industry and also for POET’s alpha and beta samples. That said, we are continuing to work closely with our strategic manufacturing partners, while also exploring potential alternative sources in order to mitigate the impacts of these external supply constraints. I want to emphasize that we have continued to meet the product development milestones that are based on variables within our control, and we’ve encountered no new hurdles in terms of technological barriers or device performance. Importantly, we have a solid cash position and strengthened balance sheet following the successful financing activities completed in recent months, and we remain very optimistic about our advancement of POET’s product roadmap throughout 2021.”

Financial Summary

Due to the sale of its wholly owned subsidiary, DenseLight, the Company was required to report the activities of DenseLight as a discontinued operation with effect from January 1, 2019. The financial statements filed today reflect this classification.   While the Company operated as a single integrated entity until November 8, 2019, the Closing Date of the sale transaction, the financial data below presents the net operations of DenseLight in prior periods as a single line item titled “Income from discontinued operations (net of taxes)”. The net operations of the Company do not include discontinued operations in the fourth quarter of 2020 due to closing of the sale in November 2019. Comparative results include those of discontinued operations. The following discussion and the summary table presented at the bottom of this press release are on a proforma, non-IFRS basis. The required IFRS presentation of the Company’s Financial Statements can be found in its recent filings on SEDAR.

The Company reported a net loss of ($5.0) million, or ($0.02) per share, in the fourth quarter of 2020 compared with net income before tax recovery of $3.2 million, or $0.01 per share, in the fourth quarter of 2019 and net loss of ($3.5) million, or ($0.01) per share, in the third quarter of 2020. The loss in the fourth quarter of 2020 included research and development costs of $2.2 million compared to $0.8 million in the fourth quarter of 2019 and $1.2 million in the third quarter of 2020. The increase compared to the prior year period reflects a redistribution of research and development activities and costs that were previously accounted for by DenseLight and reported as discontinued operations when the organization operated as a single entity. These costs are now accounted for solely by POET. Non-cash expenses in the fourth quarter of 2020 included stock-based compensation of $0.9 million and depreciation and amortization of $0.2 million. Non-cash stock-based compensation and depreciation and amortization were $0.6 million and $0.1 million in the fourth quarter of 2019, respectively, and $1.1 million and $0.2 million, respectively, in the third quarter of 2020. The net income reported in the fourth quarter of 2019 included a gain on the sale of DenseLight of $8 million and a recovery of deferred income taxes of $0.3 million.

During the fourth quarter of 2020, the Company had debt related finance costs of $249,000 compared to $302,000 in the fourth quarter of 2019 and $244,000 in the third quarter of 2020. Of the finance costs recognized in the fourth quarter of 2020, $128,000 was non-cash compared to $109,000 in the fourth quarter of 2019 and $141,000 in the third quarter of 2020.

On a non-IFRS basis, cash flow from operating activities in the fourth quarter of 2020 was ($2.9) million compared to ($3.7) million in the fourth quarter of 2019 and ($2.9) million in the third quarter of 2020.

Non-IFRS Financial Performance Measures
Certain financial information presented in this press release is not prescribed by IFRS. These non-IFRS financial performance measures are included because management has used the information to analyze the business performance and financial position of POET prior to the sale of its DenseLight subsidiary. These non-IFRS financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In order to provide the combined business performance and relative financial position prior to the sale of DenseLight, certain non-IFRS financial performance measures have been combined to show an aggregate number. Such proforma combined numbers are illustrative only and actual figures may vary materially.

POET TECHNOLOGIES INC. AND SUBSIDIARIES
PROFORMA – NON-IFRS PRESENTATION OF THE
COMBINED RESULTS OF CONTINUING AND DISCONTINUED OPERATIONS
(All figures are in U.S. Dollars)

For the Quarter ended:	31-Dec-20	30-Sep-20	30-Jun-20	31-Mar-20	31-Dec-19

Research and development	$(2,229,672)	$(1,217,849)	$(1,250,475)	$(1,419,744)	$(836,815)

Depreciation and amortization	(242,385)	(206,819)	(189,582)	(174,317)	(118,912)

Professional fees	(374,737)	(123,664)	(177,149)	(125,001)	(411,001)

Wages and benefits	(720,877)	(442,605)	(475,114)	(543,571)	(441,784)

Management and consulting fees	-	-	-	-	(61,260)

Stock-based compensation	(893,664)	(1,096,013)	(846,485)	(776,783)	(643,315)

General expenses and rent	(305,495)	(167,608)	(559,679)	(213,027)	(270,918)

Debt-issuance cost	-	-	-	-	(145,917)

Impairment and other loss	-	-	(2,500,000)	-	(1,764,459)

Interest expense	(248,823)	(243,805)	(228,591)	(216,684)	(301,577)

Other income, including interest	7,333	13,910	18,543	1,362	5,677

Income taxes recovery	-	-	-	-	292,740

Income from discontinued operations (net of taxes)	-	-	-		8,151,301

Net income (loss)	$(5,008,320)	$(3,484,453)	$(6,208,532)	$(3,467,765)	$3,453,760

Net income (loss) per share	$(0.02)	$(0.01)	$(0.02)	$(0.01)	$0.01

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, the form and potential of its planned joint venture, if approved, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s external contractors,, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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